UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39936

UNITED HOMES GROUP, INC.*

(Exact name of registrant as specified in its charter)

917 Chapin Road

Chapin, SC 29036

(844) 766-4663

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share

Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock – 1 holder

Warrants – 5 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, United Homes Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2026	By:	/s/ Randy L. Kotler
	Name:	Randy L. Kotler
	Title:	Treasurer and Chief Financial Officer

*	Pursuant to the Agreement and Plan of Merger, dated as of February 22, 2026 (the “Merger Agreement”), by and among Stanley Martin Homes, LLC, a Delaware limited liability company (“Parent”), Union MergeCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and United Homes Group, Inc., a Delaware corporation (the “Company”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a direct, wholly owned subsidiary of Parent.